UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

VERSAR, INC.

(Name of Subject Company)

KINGSWOOD GENESIS FUND I, LLC

KW GENESIS MERGER SUB, INC.

KINGSWOOD CAPITAL I, LP

KINGSWOOD CAPITAL MANAGEMENT, LLC

(Name of Filing Persons (Offerors))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

925297103

(CUSIP Number of Class of Securities)

Alex Wolf
Kingswood Capital Management, LLC
11777 San Vicente Blvd., Suite 650
Los Angeles, California 90049
(424) 744-8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons

With a copy to:

Jessica M. Norris, Esq.
Dentons US LLP
4520 Main Street, Suite 1100
Kansas City, Missouri 64111-7700
(816) 460-2604
Facsimile: (816) 531-7545

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,527,826.35	$190.21

*                                Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by Versar, Inc. (“Versar”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 10,097,259 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.15 per share (the “Offer Price”) and (ii) 88,250 Shares issuable pursuant to outstanding Restricted Shares and RSUs multiplied by the Offer Price. The foregoing figures have been provided by the issuer to the offerors and are as of October 6, 2017, the most recent practicable date.

**                          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2018, issued August 24, 2017, is calculated by multiplying the Transaction Valuation by $0.0001245.

☒                         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $190.21.	Filing Party: KW Genesis Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: October 6, 2017

☐                           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                         third-party tender offer subject to Rule 14d-1.

☐                           issuer tender offer subject to Rule 13e-4.

☐                           going-private transaction subject to Rule 13e-3

☐                           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                           Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                           Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by Kingswood Genesis Fund I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Kingswood Capital (“Parent”), KW Genesis Merger Sub, Inc., a Delaware company and a wholly owned subsidiary of Parent (“Purchaser”) Kingswood Capital I, LP, a Delaware limited partnership (“KC I”) and Kingswood Capital Management, LLC, a Delaware limited liability company (“KCM”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, $0.01 par value (the “Shares”), of Versar, Inc., a Delaware corporation (“Versar” or the “Company”), other than any Shares that are owned immediately prior to the commencement of the Offer by Parent, Purchaser, Versar or any of their wholly owned subsidiaries, at a price of $0.15 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 6, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The information set forth on the cover of the Offer to Purchase is hereby amended and supplemented by replacing the first paragraph on the cover page with the following paragraph:

“KW Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser” or “Merger Sub”) and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC, a Delaware limited liability company (“Kingswood”), Kingswood Capital I, LP, a Delaware limited partnership (“KC I”), and Kingswood Capital Management, LLC, a Delaware limited liability company (“KCM”), are offering to purchase all of the shares of common stock, par value $0.01 per share (the “Shares”), of Versar, Inc., a Delaware corporation (“Versar” or the “Company”) that are issued and outstanding at a price of $0.15 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the “Offer”).”

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The disclosure set forth in the Offer to Purchase under the caption “Summary Term Sheet” is hereby amended and supplemented by deleting and replacing in its entirety the last sentence under the question “What are the most significant conditions to the Offer?” with the following:

“Kingswood and Purchaser may waive any condition, in whole or in part, other than the Minimum Condition, at any time prior to the Expiration Date, without Versar’s consent. See Section 15 — “Conditions to the Offer.”

The information set forth under Section 6 “Price Range of Shares; Dividends” is hereby amended and supplemented by deleting and replacing in its entirety the second paragraph and the chart following such paragraph with the following paragraph and chart:

“The following table sets forth the high and low bid prices for the Shares for the fiscal periods indicated, as reported by the NYSE American prior to September 25, 2017 under the symbol “VSR”, and as reported by the OTC Pink from September 27, 2017 through October 19, 2017 under the symbol “VSRI”.

	2017		2016		2015
	High	Low	High	Low	High	Low
First Quarter	$2.14	$0.05	$1.87	$1.15	$4.38	$2.86
Second Quarter	$1.69	$0.06	$1.56	$1.19	$3.55	$2.67
Third Quarter	$1.46	$0.05	$2.14	$0.90	$3.07	$1.93
Fourth Quarter (through October 19, 2017)	$0.20	$0.13	$1.71	$1.21	$3.25	$1.01

The information set forth under the Section 8 “Certain Information Concerning Purchaser and Kingswood.” is hereby amended and supplemented by deleting and replacing in its entirety such Section 8 with the following:

“8.  Certain Information Concerning Purchaser, Kingswood, KC I and KCM.

Purchaser.  Purchaser is a Delaware corporation incorporated on September 8, 2017, solely for the purpose of completing the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Kingswood.  Purchaser has not carried on any business activities to date, except for those incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately prior to the time Purchaser purchases the Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its incorporation and activities undertaken in connection with the transactions contemplated by the Offer and the Merger.

Kingswood.  Kingswood is a Delaware limited liability company formed on September 8, 2017 solely for the purpose of acquiring and acting as the holding company of Versar.  Purchaser is a direct wholly owned subsidiary of KC I. Kingswood has not carried on any business activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately prior to the time Purchaser purchases the Shares pursuant to the Offer, it is not anticipated that Kingswood will have any significant assets or liabilities or engage in activities other than those incidental to its formation and activities undertaken in connection with the transactions contemplated by the Offer and the Merger.

KC I.  KC I is a Delaware limited partnership formed on April 10, 2017 that was created to serve as an investment fund to be managed by Kingswood Capital GP, LLC, an affiliate of KCM, to hold interests in various operating businesses.

KCM.  KCM is a Los Angeles based middle market private equity firm that was founded in 2013. The principal business of KCM is the performance of investment management and advisory services.

The principal business address of Purchaser, Kingswood, KC I and KCM is 11777 San Vicente Blvd, Suite 650, Los Angeles, California 90049. The telephone number for KCM is (424) 744-8238.

Additional Information.  The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each Purchaser, Kingswood, KC I and KCM are set forth in Annex A to this Offer to Purchase.

As of the date hereof, together KCM beneficially owns 1,008,365 Shares issuable upon exercise of the Warrant, which represent approximately 9.1% of the currently outstanding Shares, taking into account the exercise of the Warrant. Our Statement on Schedule 13D, as filed on October 2, 2017 is incorporated herein by reference. Our Statement on Schedule 13D relates to the 1,008,365 Shares issuable upon the exercise of the Warrant and the Shares beneficially owned by the Supporting Stockholders that are subject to the Tender and Support Agreements. See Section 11—

“The Merger Agreement; Other Agreements—Tender and Support Agreements.” Purchaser, Kingswood, KC I and KCM disclaim beneficial ownership of the Shares that are subject to the Tender and Support Agreements. KCM intends to exercise the Warrant to effect the issuance of the 1,008,365 Shares underlying the Warrant and transfer such Shares to Kingswood or Purchaser prior to the Expiration Date.

Except as set forth in Annex A and as set forth below, during the past five (5) years, none of Purchaser, Kingswood, KC I, KCM and, to our knowledge after reasonable inquiry, the persons or entities listed in Annex A to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Except as set forth above or elsewhere in this Offer to Purchase (including Section 10—“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar,” Section 11—“The Merger Agreement; Other Agreements,” Annex A to this Offer to Purchase and as set forth below): (i) none of Purchaser, Kingswood, KC I, KCM and, to our knowledge, any of the persons or entities listed in Annex A to this Offer to Purchase beneficially owns or has a right to acquire any Shares or any other equity securities of Versar, (ii) none of Purchaser, Kingswood, KC I, KCM and, to our knowledge, any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Versar during the 60-day period preceding the date of this Offer to Purchase, (iii) none of Purchaser, Kingswood, KC I, KCM and, to our knowledge, any of the persons listed on Annex A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Versar (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option agreements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations), (iv) during the two (2) years prior to the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Kingswood, KC I, KCM, their subsidiaries and, to our knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Versar or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations, and (v) during the two (2) years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between Purchaser, Kingswood, KC I, KCM, their subsidiaries or, to our knowledge, any of the persons listed in Annex A to this Offer to Purchase, on the one hand, and Versar or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, Purchaser, Kingswood, KC I and KCM have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or Kingswood with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC website address is not intended to function as a hyperlink, and the information contained on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.”

The information set forth under Section 9 “Source of Funds.” is hereby amended and supplemented by deleting and replacing the two paragraphs in Section 9 with the following two paragraphs:

“We estimate that we will need approximately $4.5 million to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. Kingswood will contribute or otherwise advance funds to Purchaser which will provide sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger. Kingswood expects to fund such cash requirements from its then available cash on hand.  KC I has committed to contribute to Kingswood sufficient cash to cause Kingwood’s available cash on hand, prior to the Expiration Date, to be sufficient to fund the purchase all Shares validly tendered in the Offer, to pay related fees and expenses and to provide funding for the acquisition of the remaining Shares in the Merger.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the Offer is being made for all Shares solely for cash; (ii) in light of Kingswood’s financial capacity in relation to the amount of consideration payable in the Offer and as described above, KC I will provide Kingswood with sufficient funds immediately available to allow Purchaser to purchase all validly tendered Shares in the Offer and not properly withdrawn; (iii) the consummation of the Offer is not subject to any financing condition; and (iv) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (that is, the Offer Price).”

The information set forth under Section 10 “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Versar” is hereby amended and supplemented by deleting and replacing the sentence “Negotiations were also occurring between KCM and Bank of America, N.A. concerning KCM’s purchase of the Warrant and other matters.” With the following paragraph.

“During September of 2017, KCM contacted Bank of America, N.A. (the “Lender”), as the then holder of the Warrant, to determine whether the Lender would be willing to enter into a tender and support agreement with respect to the Offer.   At the end of these conversations, the Lender indicated that in lieu of entering into a tender and support agreement and receiving additional funds as a result of its lending relationship with the Company, it would sell the Warrant to KCM for a nominal purchase price of $15,000.  Such sale was effected pursuant to a warrant purchase agreement dated September 22, 2017.”

The information set forth under Section 12 “Purpose of the Offer; Plans for Versar; Other Matters” is hereby amended and supplemented by adding the following paragraph after the sixth paragraph under the subheading “Plans for Versar”:

“In addition, on September 22, 2017, the Company entered into a Memorandum of Understanding with Mr. Otten, which, on the Effective Date, will be memorialized into a definitive consulting agreement between the Company and Mr. Otten. The purpose of the consulting agreement is to provide an arrangement by which Mr. Otten will provide consulting services to the Company in the capacity of an independent contractor following his termination as Chief Executive Officer and an employee of the Company at some point following the Effective Time. In exchange, the Company will pay Mr. Otten a total of $484,375 over a forty-eight month period in lieu of payments Mr. Otten would have received under his Change in Control Agreement described elsewhere herein and in respect of the future consulting services to be performed by Mr. Otten. The Memorandum of Understanding was negotiated between Parent, Purchaser and Mr. Otten without the involvement of the Company. Parent and Purchaser approached Mr. Otten with respect to the Change in Control Agreement under which Mr. Otten would receive severance payments upon a termination following the Effective Time as part of the negotiations of the Merger Agreement and certain other related matters. In order to ensure a smooth transition of Versar and to be able to benefit from Mr. Otten’s institutional knowledge of Versar following the Effective Time, as a condition to completing the negotiation of the Merger Agreement, Parent and Purchaser required that Mr. Otten enter into the Memorandum of Understanding with the intent to ultimately enter into a consulting arrangement with Mr. Otten following the Effective Time. The execution of the Memorandum of Understanding once fully negotiated between Mr. Otten, Purchaser and Parent was presented to the Company as a requirement for the execution of the Merger

Agreement. Following the approval of the Company Board of Directors of the Merger Agreement, the Company, at the request of Purchaser and Parent, entered into the Memorandum of Understanding with Mr. Otten.”

The information set forth under Section 15 “Conditions to the Offer” is hereby amended and supplemented by deleting and replacing in its entirety the second paragraph in such section with the following:

“The foregoing conditions are for the sole benefit of Kingswood and Purchaser and may be waived by Kingswood and Purchaser, in whole or in part at any time prior to the Expiration Date, in the sole discretion of Kingswood and Purchaser; provided that the Minimum Condition may be waived by Kingswood and Purchaser only with the prior consent of Versar.”

The disclosure set forth in the Offer to Purchase in Annex and Annex B is hereby amended and supplemented by deleting and replacing in its entirety the existing Annex and Annex B with the following Annex A:

“ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF KINGSWOOD GENESIS FUND I, LLC, KW GENESIS MERGER SUB, INC., KINGSWOOD CAPITAL I, LP AND KINGSWOOD CAPITAL MANAGEMENT, LLC

The name and positions of the executive officers and directors and control persons, as applicable, of Kingswood Genesis Fund I, LLC, KW Genesis Merger Sub, Inc., Kingswood Capital I, LP and Kingswood Capital Management, LLC are set forth below.  The following sets forth with respect to each executive officer and director and control person such person’s name, current principal occupation and material positions held during the past five years.  Each such executive officer, director or control person that is an individual is a citizen of the United States of America and the business address and telephone number for such executive officer, director or control person is 11777 San Vicente, Suite 650, Los Angeles, California 90049, telephone (424) 744-8238.

During the past five years, to the best of our knowledge and belief, and after reasonable inquiry, we do not believe that the person listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that has resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Kingswood Genesis Fund I, LLC

Kingswood Capital I, LP- sole Member

Alexander M. Wolf - President

KW Genesis Merger Sub, Inc.

Alexander M. Wolf - President and sole Director

Kingswood Capital I, LP

Kingswood Capital GP, LLC - General Partner whose member is Alexander M. Wolf
Alexander M. Wolf - President

Kingswood Capital Management, LLC

Alexander M. Wolf - sole member and President

Alexander M. Wolf is the founder and Managing Partner of Kingswood Capital Management, LLC (“KCM”).  Mr. Wolf founded KCM in 2013. Prior to founding KCM, Mr. Wolf was a Partner and Managing Director at Cerberus Capital Management, L.P, where he worked from 2001 to 2012. Mr. Wolf has served on the Board of Managers of AVAD, LLC since June 2016. Mr. Wolf has previously on numerous other boards, including Albertsons, LLC, Anchor Glass Container Corp., EXCO Holdings, Inc., FILA Holdings, SpA, Keane Group Holdings, LLC, NewPage Group, Inc., NewPage Holding Corporation and Torex Retail AS, Prompt Holdings, Inc. (Advantage).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2017

KINGSWOOD GENESIS FUND I, LLC

By:		/s/ Alexander M. Wolf
Name: Alexander M. Wolf
Title: President

KW GENESIS MERGER SUB, INC.

By:		/s/ Alexander M. Wolf
Name: Alexander M. Wolf
Title: President

KINGSWOOD CAPITAL I, LP

By:		Kingswood Capital GP, LLC,
Its General Partner

	By:	/s/ Alexander M. Wolf
Name: Alexander M. Wolf
Title: President

KINGSWOOD CAPITAL MANAGEMENT, LLC

By:		/s/ Alexander M. Wolf
Name: Alexander M. Wolf
Title: President

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase, dated October 6, 2017.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Press Release issued by Parent and Purchaser issued October 6, 2017.*
(d)(1)

Amended and Restated Agreement and Plan of Merger, dated September 27, 2017, by and among Parent, Purchaser and Versar (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Versar with the Securities and Exchange Commission on September 27, 2017).

(d)(2)	Non-Disclosure and Confidentiality Agreement, dated March 1, 2017, between Kingswood Capital Management, LLC and Versar.*
(d)(3)

Warrant Purchase Agreement, dated September 22, 2017, between Kingswood Capital Management, LLC and Bank of America, N.A.(incorporated by reference to Exhibit 2.2 to the Schedule 13D filed by Alexander M. Wolf, Kingswood Capital Management, LLC, Parent and Merger Sub with the Securities and Exchange Commission on October 2, 2017.

(d)(4)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to Form 8-K filed by Versar with the Securities and Exchange Commission on October 2, 2017).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed with the Tender Offer Statement on Schedule TO filed on October 6, 2017.